                                                             Exhibit (d)(10)


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                         GUARANTY NATIONAL CORPORATION
                           (Name of Subject Company)

                         GUARANTY NATIONAL CORPORATION
                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)


                                   401192109
                     (CUSIP Number of Class of Securities)


                              Michael L. Pautler
                        Senior Vice President - Finance
                         Guaranty National Corporation
                         9800 South Meridian Boulevard
                          Englewood, Colorado  80112
                                (303) 754-8400
           (Name, address and telephone number of person authorized
             to receive notice and communications on behalf of the
                          person(s) filing statement)

                                   Copy to:
                              Hardin Holmes, Esq.
                   Ireland, Stapleton, Pryor & Pascoe, P.C.
                           1675 Broadway, 26th Floor
                            Denver, Colorado  80202
                                (303) 623-2700
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Item 1.   SECURITY AND SUBJECT COMPANY

          The subject company is Guaranty National Corporation, a Colorado corporation ("Guaranty"). The address of the principal executive offices of Guaranty is 9800 South Meridian Boulevard, Englewood, Colorado 80112. The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of Guaranty (the "Shares"), including the associated stock purchase rights under the Rights Agreement dated November 20, 1991.


Item 2.   TENDER OFFER OF THE BIDDER

          This Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates to the tender offer disclosed in a Schedule 14D-1 dated November 5, 1997 (the "Schedule 14D-1") of Orion Capital Corporation ("Orion"), to purchase all of the outstanding Shares at $36.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer, a number of Shares which, excluding the Shares owned by Orion and its wholly-owned subsidiaries, will constitute at least 50.01 percent of the outstanding Shares (the "Minimum Share Condition"). The Schedule 14D-1 states that the principal executive offices of Orion are located at 9 Farm Springs Road, Farmington, Connecticut 06032.

          The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 1997 (the "Merger Agreement"), by and between Orion and Guaranty. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as promptly as practicable following the completion of the Offer and the satisfaction or waiver of certain conditions, including the purchase of Shares pursuant to the Offer and satisfaction of the Minimum Share Condition, and the approval and adoption of the Merger Agreement by the shareholders of Guaranty if required by applicable law, a newly formed wholly-owned subsidiary of Orion, GNC Transition Corp., will be merged with and into Guaranty (the "Merger"), with Guaranty as the surviving corporation, with the result that all the outstanding Shares will be owned by Orion and its wholly-owned subsidiaries. In the Merger, each issued and outstanding Share (other than dissenting shares) not owned directly or indirectly by Guaranty will be converted into and represent the right to receive $36.00 in cash, without interest (the "Merger Price"); provided, however, that the Merger Price will not be paid with respect to any Shares owned by Orion and its wholly-owned subsidiaries. The Merger Agreement is described under the heading "The Merger Agreement" in the portions of the Offer to Purchase contained in Exhibit 4 to this Schedule 14D-9 and incorporated herein by reference.

Item 3.   IDENTITY AND BACKGROUND

          (a) The name and business address of Guaranty, which is the person filing this statement, are set forth in Item 1, above.

          (b) Certain contracts, agreements, arrangements, and understandings, and any actual or potential conflicts of interest, between Guaranty or its affiliates and (i) Guaranty's executive officers, directors or affiliates, or
(ii) Orion or its executive officers, directors or affiliates, are described in the sections entitled "Election of Directors," "Security Ownership of Directors, Officers, and Principal Beneficial Owners," "Executive Compensation," and "Certain Relationships and Related Transactions" in Guaranty's Proxy Statement dated March 27, 1997, for its Annual Meeting of Shareholders held on May 13, 1997 (the "1997 Proxy Statement"), "Directors and Executive Officers of the Registrant" in Guaranty's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K"), and in the Offer to Purchase under the headings "SPECIAL FACTORS --Background of the Transactions," " -Fairness of the Offer and the Merger," " - Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and Merger," and " - Interests of Certain Persons in the Transaction; Securities Ownership; Related Transactions." Copies of the portions of the 1997 Proxy Statement, the 1996 Form 10-K and the Offer to Purchase referred to above are filed herewith as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

     Except as described or incorporated by reference herein, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no material actual or potential conflict of interest between Guaranty or its affiliates and (i) Guaranty's executive officers, directors or affiliates, or (ii) Orion or its executive officers, directors or affiliates.

Background of the Offer; Appointment of the Special Committee

     On September 16, 1997, Mr. Becker was asked, as Chairman of the Board of Guaranty, to convene a meeting of its Executive Committee at which the independent directors could be designated as a special committee to review any acquisition proposal which might be received from Orion. That meeting was held on September 16, 1997, and a Special Committee was appointed with Dennis J. Lacey as its Chairman; the other director-members are Tucker H. Adams, M. Ann Padilla, and Richard R. Thomas. None of the members of the Special Commit tee is affiliated with Guaranty or any of its affiliates, including Orion, other than in his or her capacity as a director or shareholder of Guaranty, except that Mr. Thomas is Chairman of the Board and sole owner of ADCO General Corporation, a general agent of Guaranty. ADCO received from Guaranty gross commissions (including contingency commissions), pursuant to a standard agency contract, of approximately $731,000 in 1996 and is expected to receive gross commissions of approximately the same amount during the current fiscal year.

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     The Executive Committee authorized and directed the Special Committee "to review any such Acquisition Proposal . . . and to make a recommendation to the Board of Directors as to how Guaranty should fulfill its obligations with respect thereto, including without limitation its obligation to prepare and file any necessary documents with the Securities and Exchange Commission". In addition, the Special Committee was authorized to take all actions necessary or appropriate in connection with the obligations of the Board of Directors arising out of any Acquisition Proposal and to retain such legal and financial advisors as it deemed appropriate to assist it in carrying out its activities. Thereafter, the Special Committee met and formally retained Ireland, Stapleton, Pryor & Pascoe, P.C. ("Ireland Stapleton") and Salomon Brothers Inc ("Salomon Brothers") to act as its legal and financial advisors, respectively. Both firms had been requested by Guaranty in July to be prepared to advise the Special Committee if it was appointed, and had engaged in appropriate due diligence efforts since that time.

     Mr. Becker was then asked, as the Chairman of Orion, to meet with Mr. Lacey and the legal and financial advisors of both Orion and the Special Committee, to discuss the potential transaction and to attempt to reach agreement on the value of the Shares. That meeting took place on September 17, 1997, in Denver, Colorado.

     At the September 17 meeting, a representative of Salomon Brothers presented an analysis of its valuation approach but noted that his firm was not yet in a position to render an opinion as to the fairness of any particular price. Mr. Lacey stated that he was prepared to recommend to the Special Committee a price of $36.00 per Share with adjustments for increases in the market price of Orion Common Stock but no adjustments for decreases. At the conclusion of discussions, Mr. Becker proposed an offer of $34 per Share, payable 80% in cash and 20% in Orion Common Stock, with a formula designed to adjust for changes in excess of approximately 7 1/2% in the market price of Orion Common Stock subsequent to September 17 and prior to the exchange date, and with provision for termination rights if the market price of Orion Common Stock should rise or fall by approximately 15% or more. Orion's advisors further recommended that this transaction be accomplished by a exchange offer for all Shares not owned by Orion, followed by a merger in which any Shares not properly tendered could be acquired.

     Thereafter, Mr. Lacey convened a meeting of the Special Committee and reported on the meeting which had been held earlier that day with the Special Committee's advisors and the representatives of Orion. He stated that the Orion representatives, and particularly its investment advisor, had presented an analysis of the Share values which justified the initial offer price of $30.25 per share and described his response and that of Orion, as noted above. The Special Committee then discussed possible steps which might be taken at the present time, and agreed with the recommendation of its financial advisor that it would be inadvisable to make a recommendation with respect to the Offer pending further investigation by the Special Committee and an opportunity for Orion to re-think its proposed terms. It was agreed that Salomon Brothers should convey to Orion's financial advisor that the Special Committee was not prepared at this time to recommend acceptance of the Offer by the Guaranty shareholders.

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     Later that evening Mr. Lacey telephoned Mr. Becker and informed him that the Special Committee had met and considered a report on the substance of the meeting with the Orion representatives. He stated that the Special Committee was not willing to accept the offer which had been extended.

     On September 18, 1997, Orion issued a press release announcing that it would make an offer directly to the shareholders of Guaranty so that each Guaranty shareholder could make his or her own judgment as to whether to accept Orion's offer. Later that day, the Special Committee again met and received a report from Mr. Lacey with respect to his conversation with Mr. Becker on the previous evening. The Special Committee's financial advisor then described the events which had taken place earlier that day, including the announcement by Orion that it intended to initiate the offer, which had not yet been filed with the Securities and Exchange Commission, and the resulting trading activity in the Company's stock, which had closed at 34 9/16ths, or slightly more than $2 over the preceding day's closing price. After discussion of possible options available to the Special Committee, it was determined that it would take no action until the actual offer documents were filed with the Securities and Exchange Commission ("Commission") and the Special Committee had an opportunity to review them and consult with its financial and legal advisors.

     The Special Committee also discussed the filing on September 18, 1997 of an action in Denver District Court captioned Vogel v. Guaranty National Corporation, et al., naming as additional defendants Orion Capital Corporation and the directors of Guaranty National Corporation. The action challenged the fairness of Orion's announced offer and sought an unspecified amount of damages, attorney's fees and injunctive relief.

     On September 22, 1997, Orion filed with the Commission a Registration Statement on Form S-4 with respect to an offer to exchange for each share not owned by it or its wholly-owned subsidiaries, $27.20 in cash and $6.80 in shares of Orion Common Stock, subject to certain adjustments as described above (the "Exchange Offer"). Following the filing, Orion's representatives inquired as to when the Special Committee would make a recommendation pursuant to Rule 14d-9 with respect to the Exchange Offer and were informed that no filing would be made pursuant to that rule until after the Registration Statement on Form S-4 was declared effective by the Commission and reviewed by the Special Committee and its advisors.

     The Special Committee met on September 24, 1997 to discuss the Registration Statement. The Special Committee's financial advisor reported on its ongoing review of Guaranty's business and prospects, and its discussions with Orion's financial advisor with respect to the basis for the Special Committee's view as to the value of the Shares. Salomon Brothers emphasized to Orion's representative that no formal stock price had been adopted by the Special Committee as being either adequate or fair, and that its tentative views had not been influenced by the recent increase in the market price of the stock, but rather were based on the intrinsic value of the Shares. It was

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

the consensus of the Special Committee that no further action be taken by it until the members had an opportunity to review the final Registration Statement.

     The Special Committee met again on October 6, 1997 and reviewed in detail the Registration Statement and certain data relied upon by its financial advisor in arriving at a range of possible values for the Shares, based upon different analyses. The Special Committee also reviewed changes in the market price for the stocks of Orion and Guaranty as well as of various comparable companies reviewed by the financial advisor and determined that in the absence of any legal or other obligation to file a response to the Exchange Offer at the present time it would be desirable to continue to await further information from Orion. The Chairman was also authorized, in his discretion and after receiving additional advice from the Special Committee's advisors, to inquire of Orion as to whether it might increase its offer price to $36.00 if the consideration were entirely in cash.

     On October 21, 1997, after further conversations with the Special Committee's advisors, Mr. Lacey called Mr. Becker to inquire as to the progress being made by the SEC in reviewing Orion's Form S-4 filing. He also asked whether Orion might increase its offer price to $36.00 per share if the consideration were all cash and if the Special Committee found that price acceptable. Mr. Becker asked whether the Special Committee and Salomon Brothers had concluded that $36.00 represented fair value to the holders of Shares. Mr. Lacey responded that no action had been taken but that he would request formal consideration of that price if Mr. Becker thought that would be a productive step. Mr. Becker agreed that it would be and said that he would immediately convey any finding of the Special Committee to the Executive Committee of Orion's Board of Directors. Messrs. Becker and Lacey also discussed whether, if a mutually-agreeable price could be reached, the Exchange Offer should proceed or a merger be proposed instead.

     The Special Committee met again on the morning of October 27, 1997, at which time Mr. Lacey reviewed with members of the Special Committee the substance of his conversations with Mr. Becker and also with the Special Committee's financial advisor, which had indicated that while it had not made a final determination, it was likely it would be able to render a fairness opinion with respect to a cash price of $36.00 per share. The Special Committee determined that it would not be appropriate to take final action until it had had a report from its financial advisor which was directly responsive to the proposed price, and a meeting was called for 4:00 p.m. on Thursday, October 30, 1997, for that purpose. For the interim, Mr. Lacey was authorized to report to Mr. Becker that the Special Committee proposed a price of $36.00 plus a contingent payment to the Guaranty shareholders other than Orion and its wholly-owned subsidiaries (the "Non-Orion Stockholders"), in the event Orion should sell Guaranty within twelve months, equal to 50% of the difference between $36.00 and the per-share sales price received by Orion in the event of any such sale. Mr. Lacey discussed this proposal with Mr. Becker later that day.

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

     That proposal was reported to the Executive Committee of the Orion Board of Directors by Mr. Becker on October 28, 1997. The Executive Committee concluded, and Mr. Becker then reported to Mr. Lacey, that although Orion has no present intention to sell Guaranty, it would accept a contingent sharing proposal and would, in fact, raise the percent contingently shared to 75%, but because of the administrative expense involved in establishing and maintaining records of persons entitled at any point in time to a contingent shared right, the possibility that the offering of such rights might require registration under applicable state or federal securities laws and the uncertainty that might be created as to whether a future ordinary-course restructuring or repositioning by Guaranty of its assets or operations constituted a "triggering" event, Orion would be prepared to offer $35.00 (plus 75% of any future contingent profit) if the Special Committee insisted on the contingent profit-sharing feature. Mr. Lacey reported to Mr. Becker that if Orion would raise its offer price to $36.00 net to shareholders in cash, Mr. Lacey would recommend to the Special Committee that the offer be accepted. He further stated that Salomon Brothers had indicated that it would report favorably on the fairness of that price, from a a financial point of view, to the holders of the Shares subject to Orion's offer. Mr. Becker said that he had authority to make such a proposal and he and Mr. Lacey agreed that an appropriate agreement should be drawn up for presentation to the Boards of Directors of Guaranty and Orion.

     On October 30, 1997, copies of an Agreement and Plan of Merger proposed by Orion and a written presentation to the Special Committee on the same date from Salomon Brothers were delivered to the members of the Special Committee for their review. A meeting of the Special Committee was held later that day, attended by all of its members and representatives of its legal and financial advisors. The purpose of the meeting was to consider the proposal of Orion to acquire the balance of the Shares which it and its wholly-owned subsidiaries did not own, at a cash price of $36.00 per share net to the shareholders. The terms of the proposal were set forth in the proposed Agreement and Plan of Merger.
The Special Committee first heard a detailed review by Salomon Brothers of its presentation, covering the principal factors which had been considered by Salomon Brothers in reaching its views as to the value of the Shares and the various analyses upon which its views were based. At the conclusion of its report, Salomon Brothers stated that in its opinion the consideration to be received by the Non-Orion Stockholders in the proposed transaction was fair, from a financial point of view, to such holders. They stated that a written opinion confirming the oral opinion would be furnished promptly to the Special Committee. After reviewing the terms of the proposed Agreement and Plan of Merger, the Special Committee voted unanimously to recommend to the Board of Directors of Guaranty that it recommend acceptance of Orion's offer and authorize the execution and delivery of the proposed Merger Agreement.

     On October 30, 1997, following the Special Committee meeting, the Board of Directors of Guaranty unanimously approved the Agreement and Plan of Merger and on October 31, 1997, it was approved unanimously by the Board of Directors of Orion. Following those meetings, the SEC was formally notified by Orion of the withdrawal of its Registration Statement on Form S-4 with respect to the proposed Exchange Offer. On October 31, 1997, a press release was issued

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

announcing that Orion and Guaranty had entered into the Merger Agreement, which provides for the making of the Offer.

Item 4.   THE SOLICITATION OR RECOMMENDATION

          (a) Pursuant to the unanimous recommendation of its Special Committee, Guaranty's Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of Guaranty, and recommended an acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of Guaranty.

          (b) In reaching its conclusions and recommendation to the Board of Directors, the Special Committee considered a number of factors, including without limitation, the following:

          (i) the fact that the $36.00 per Share price represents (A) a premium of $17.50 or 94.6% over the $18.50 paid by Orion in its tender offer completed in July 1996, (B) a premium of $20.62 or 134.1% over the 52-week low of $15.38,
(C) a premium of 48.5% over the closing sale price of $24.25 on July 7, 1997, the day prior to the commencement of discussions between Orion and Guaranty, (D) a multiple of 1.94x Guaranty's net book value per share as of September 30, 1997, and (E) a multiple of 2.21x Guaranty's net tangible book value per share as of September 30, 1997;

         (ii) the fact that the Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration date of the Offer, a number of Shares which, excluding the Shares owned by Orion and its wholly-owned subsidiaries, will constitute at least 50.01 percent of the outstanding Shares;

        (iii) the various analyses of the Special Committee's financial advisor described below under the heading "Opinion of Financial Advisor";

         (iv) the opinion of the Special Committee's financial advisor that the Offer is fair, from a financial point of view, to the Non-Orion Stockholders, and the analyses of various factors considered by the financial advisor in reaching its opinion, including those described below;

          (v) the Special Committee's familiarity with Guaranty's business, financial condition, results of operations, current business strategy and prospects, and the beneficial relationship between Guaranty and Orion over the past thirteen years; and

         (vi) the fact that Orion currently beneficially owns approximately 81% of the outstanding shares and has stated that it has no present intention to sell its Shares.

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

          In view of the wide variety of factors considered in connection with their review of the Offer, the Special Committee found it impractical to, and therefore did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its conclusion and recommendation.

OPINION OF FINANCIAL ADVISOR

          Salomon Brothers was retained by Guaranty pursuant to a letter agreement dated September 16, 1997 (the "Engagement Letter") to act as financial advisor to the Special Committee in connection with its review of the proposed acquisition by Orion of the Shares it did not already own and to render an opinion relating to the fairness, from a financial point of view, to the Non-Orion Stockholders of the consideration to be received by such holders in such proposed acquisition. Pursuant to the Engagement Letter, Salomon Brothers rendered an opinion to the Special Committee on October 30, 1997 to the effect that, based upon and subject to the considerations set forth in such opinion, as of such date, the consideration to be received by the Non-Orion Stockholders in the Offer and the Merger (the "Transaction") was fair to such holders from a financial point of view.

          The full text of Salomon Brothers' fairness opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Exhibit 5 to this Schedule 14D-9. The summary of Salomon Brothers' opinion set forth below is qualified in its entirety by reference to the full text of such opinion included as Exhibit 5. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

          In connection with rendering its opinion, Salomon Brothers reviewed and analyzed material bearing upon the financial and operating conditions and prospects of Guaranty including, among other things, the following: (i) a draft dated October 29, 1997 of the Merger Agreement; (ii) certain publicly available information concerning Guaranty, including the Annual Reports on Form 10-K of Guaranty for the years ended December 31, 1995 and December 31, 1996 and the Quarterly Reports on Form 10-Q of Guaranty for the quarters ended March 31, 1997 and June 30, 1997, respectively, and the press release of Guaranty dated October 23, 1997, announcing the financial results of Guaranty for the quarter ended September 30, 1997; (iii) certain internal information, primarily financial in nature, including projections, concerning the business and operations of Guaranty furnished to Salomon Brothers by Guaranty for purposes of its analysis;
(iv) statutory financial information of Guaranty's insurance subsidiaries for the years ended December 31, 1995 and December 31, 1996 and for the three-month periods ended March 31, 1997 and June 30, 1997; (v) certain publicly available information concerning the trading of, and the trading market for, the Shares;
(vi) certain publicly available information with respect to certain other companies that Salomon Brothers believed to be comparable to Guaranty and the trading markets for certain of such other companies' securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions and certain transactions involving the acquisition of minority interests by controlling stockholders that Salomon Brothers

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

considered relevant to its inquiry. Salomon Brothers also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Brothers also met with certain officers and employees of Guaranty to discuss the foregoing as well as other matters Salomon Brothers believed relevant to its inquiry.

          In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed any responsibility for verifying any of such information and further relied on assurances of management of Guaranty that they are not aware of facts that would make any of such information inaccurate or misleading. With respect to projections, Salomon Brothers assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Guaranty as to the future financial performance of Guaranty. Salomon Brothers expressed no view with respect to such projections or the assumptions on which they were based. Salomon Brothers did not make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of Guaranty's assets, properties or facilities, nor was Salomon Brothers furnished with any such evaluations or appraisals. Salomon Brothers further assumed that the Merger Agreement, when executed and delivered, would not contain any terms or conditions that differed materially from the draft Salomon Brothers reviewed, the conditions precedent to each of the Offer and the Merger contained in the Merger Agreement will be satisfied and the Merger will be consummated in accordance with the terms of the Merger Agreement.

          In conducting its analysis and arriving at its opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Guaranty;
(ii) the business prospects of Guaranty; (iii) the historical and current market for the Shares and for the equity securities of certain other companies that Salomon Brothers believes to be comparable to Guaranty; and (iv) the nature and terms of certain other acquisition transactions and acquisitions of minority interests by controlling stockholders that Salomon Brothers believes to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally.
Salomon Brothers took into consideration the current ownership by Orion of approximately 80.7% of the outstanding the Shares and the fact that Orion had stated that it did not intend to sell such stock. In light of that, Salomon Brothers was not authorized to, and accordingly did not, solicit third party indications of interest in acquiring all or any part of Guaranty. Salomon Brothers' opinion necessarily was based on conditions as they existed and could be evaluated on the date thereof and Salomon Brothers assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after such date. Salomon Brothers' opinion was for the sole benefit of the Special Committee in its consideration of the Transaction and was, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the Non-Orion Stockholders in the Transaction and did not address Guaranty's underlying business decision to effect the Transaction or constitute a recommendation to any holder of the Shares as to whether such holder should tender shares in the Offer or as to how such holder should vote with respect to the Merger, if such a vote is taken.

          Salomon Brothers has advised the Special Committee that, based on an express disclaimer in the Engagement Letter, Salomon Brothers does not believe that any person (including a stockholder of Guaranty), other than Guaranty or the Guaranty Board (including the Special Committee), has a legal right to rely upon its fairness opinion to support any claims against Salomon Brothers arising under applicable state law and that, should any such claims be brought against Salomon Brothers by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the Guaranty Board, or the Special Committee, under applicable state law. Nor would the availability of such a state law defense to Salomon Brothers have any effect on the rights and responsibilities of either Salomon Brothers or the Guaranty Board (including the Special Committee) under the federal securities laws.

          In connection with its opinion, Salomon Brothers made a presentation to the Special Committee on October 30, 1997, with respect to certain analyses performed by Salomon Brothers in evaluating the consideration to be received in the Transaction by the Non-Orion Stockholders and other considerations. The following is a summary of such Salomon Brothers presentation. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at October 28, 1997 and is not necessarily indicative of current market conditions.

          Overview of Guaranty and Historical Trading Analysis. Salomon Brothers reviewed certain aspects of the historical financial performance of Guaranty, including, among other things, gross and net premiums written, revenues, net operating earnings, operating and net earnings per share ("EPS"), loss ratios, expense ratios and combined ratios for fiscal years 1992 through 1996 and for the nine months ended September 30, 1996 and 1997. In addition, Salomon Brothers reviewed with the Special Committee certain information concerning Wall Street earnings estimates, the trading prices and volume of the Shares and Orion Common Stock from January 1, 1997 through October 28, 1997. Salomon Brothers noted that the Shares had generally outperformed an index of selected peer companies, Orion Common Stock, the S&P Property and Casualty Insurance Index and the S&P 500 Composite Average over such period.

          Discounted Cash Flow Analysis. Salomon Brothers performed a discounted cash flow analysis pursuant to which the value of Guaranty was estimated by adding (i) the estimated net present value of the future distributable free cash flows of Guaranty for the fiscal years 1998 through 2000 and 1998 through 2002, plus (ii) the estimated net present value of the terminal value of Guaranty at the end of the years 2000 and 2002, based on certain operating and financial assumptions, forecasts and other information provided by management of Guaranty. For purposes of such analysis, Salomon Brothers utilized discount rates of 9%, 11% and 13% (with particular focus on discount rates of 11% and 13%), and terminal values based on multiples of 12x, 13x, 14x, 15x and 16x projected GAAP earnings for the years 2000 and 2002 and multiples of 1.50x, 1.75x, 2.00x, 2.25x and 2.50x projected GAAP book value at the end of the years 2000 and 2002 (with particular focus on multiples of 13x to 15x GAAP earnings). From these analyses, Salomon Brothers used the ranges calculated for discount rates of 11% and 13% and for terminal value multiples 13x to 15x year 2000 and year 2002 GAAP earnings to derive reference ranges for the implied value of the Shares of $33.79 to $40.68 and $33.48 to $41.79, respectively.

          Dividend Discount Analysis. Salomon Brothers also performed a dividend discount analysis pursuant to which the value of Guaranty was estimated by adding (i) the estimated net present value of Guaranty's future stream of dividend payments to Guaranty's stockholders for the years 1998 through 2000 and 1998 through 2002, plus (ii) the estimated net present value of the terminal value of Guaranty at the end of the years 2000 and 2002, based upon certain operating and financial assumptions, forecasts and other information provided to Salomon Brothers by the management of Guaranty. For purposes of such analysis, Salomon Brothers utilized discount rates of 9%, 11% and 13% (with particular focus on discount rates of 11% and 13%), and terminal values based on multiples of 12x, 13x, 14x, 15x and 16x projected GAAP earnings for the years 2000 and 2002 and multiples of 1.50x, 1.75x, 2.00x, 2.25x and 2.50x projected GAAP book value at the end of the years 2000 and 2002 (with particular focus on multiples of 13x to 15x GAAP earnings). From these analyses, Salomon Brothers used the ranges calculated for discount rates of 11% and 13% and for terminal value multiples 13x to 15x year 2000 and year 2002 GAAP earnings to derive reference ranges for the implied value of the Shares of $33.71 to $40.83 and $36.08 to $45.15, respectively.

          Comparable Company Analysis. Salomon Brothers reviewed certain publicly available financial, operating and stock market information for Guaranty, Orion and twenty-one other publicly-traded personal lines, non-standard automobile and specialty commercial property and casualty insurance companies (personal lines -- The Allstate Corporation, SAFECO Corporation, Mercury General Corporation, 20th Century Industries, Horace Mann Educators Corporation, Commerce Group Corp., Citizens Corporation and Allied Group Inc.; non-standard automobile -- The Progressive Corporation, American Financial Group, Symons International Group Inc., Penn America Group, Omni Insurance Group Inc. and Mobile America Corp.; and specialty commercial -- W.R. Berkley Corp., Frontier Insurance Group Inc., Markel Corp., Executive Risk Inc., Acceptance Insurance Companies Inc., RLI Corporation and Baldwin & Lyons Inc., each of which is a "Comparable Company" and collectively referred to as "Comparable Companies"). Salomon Brothers considered the Comparable Companies to be reasonably similar to Guaranty insofar as they participate in business segments similar to Guaranty's business segments, but none of these companies has the same management, makeup, size and combination of businesses as Guaranty. Accordingly, the analysis described below is not purely mathematical. Rather it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of Guaranty and the Comparable Companies and other factors that could affect public trading value.

          For Guaranty, Orion and each of the Comparable Companies, Salomon Brothers reviewed, among other things, its market capitalization and enterprise value (equity market capitalization plus total debt, preferred stock and minority interests), (in each case, based on the closing price for its stock on October 28, 1997), 52-week trading range, dividend yield, 5-year projected earnings per share growth (based upon Institutional Brokers Estimate Systems ("IBES") reports), multiples of price to book value, estimated 1997 EPS and estimated 1998 EPS and multiples of enterprise value to latest twelve months ("LTM") net premiums written and statutory surplus. (Estimated 1997 EPS and 1998 EPS were based upon mean First Call estimates as of October 22, 1997.) Salomon Brothers derived high, low, mean and median multiples from the foregoing analysis of the Comparable Companies. Using primarily the multiples of price to book value, estimated 1997 EPS and estimated 1998 EPS of the personal lines and non-standard automobile Comparable Companies, Salomon Brothers derived a reference range (based on the median values resulting from application of those multiples) for the implied value of the Shares of $32.88 to $47.24.

          Analysis of Selected Insurance Company Acquisitions. Salomon Brothers also analyzed certain publicly available financial, operating and stock market information for thirteen selected merger or acquisition transactions in the non-standard automobile insurance industry since 1988. The transactions reviewed included the following: Omni Insurance Group Inc./Hartford Financial Services Group Inc., Titan Holdings Inc./USF&G Corp., Integon Corp./GMAC, Midland Financial Group, Inc./The Progressive Corporation, Midland Financial Group, Inc./Danielson Holding Corporation, Viking Insurance Holdings Inc./Guaranty, Victoria Financial Corp./USF&G Corp., Bankers and Shippers Insurance Co./Integon Corp., American Ambassador Casualty Co./Guardian Royal Exchange plc, Leader National Insurance Co./Penn Central Corp., Atlanta Casualty Company/Penn Central Corp., Integon Corp./Jupiter Industries, Inc. and the 1988 Guaranty/Orion transaction. In addition, Salomon Brothers reviewed approximately forty additional property and casualty insurance company acquisitions since 1993. Salomon Brothers considered the precedent mergers and acquisition transactions to be reasonably similar to the Merger, but none of these precedents is identical to the Merger. In the presentation, Salomon Brothers focused on the three most recent transactions (Hartford Financial Services Group's pending acquisition of Omni Insurance Group, USF&G Corp.'s pending acquisition of Titan Holdings and GMAC's acquisition of Integon Corp.) For each transaction reviewed, Salomon Brothers calculated the premium represented by the highest price offered over the market price one day prior to the announcement of the offer, and the multiples of, among other things, offer price to LTM GAAP net operating income, offer price to GAAP book value, offer price to estimated forward EPS for the fiscal year following the announcement date (based on median IBES estimates as of the announcement date), enterprise value to LTM statutory net operating income and enterprise value to statutory capital and surplus. Based on the foregoing analyses,

Salomon Brothers derived high, low, median and mean multiples. Using primarily the multiples of price to book value, price to LTM GAAP net operating income and estimated forward EPS, Salomon Brothers derived a reference range (based on the median values resulting from application of those multiples) for the implied value of the Shares of $25.66 to $39.22.

          Comparable Transaction Analysis Involving Acquisition of Minority Interests by Controlling Stockholders. Salomon Brothers reviewed the consideration paid in certain transactions in which a controlling stockholder, generally one owning more than 40% of a public company, was seeking to acquire substantial additional ownership of that company. Salomon Brothers considered seventy transactions generally since 1992. Using publicly available information, Salomon Brothers calculated the premium represented by the highest price offered by the controlling stockholder over the market price one week prior to, and four weeks prior to, the announcement of the offer. Salomon Brothers determined that the median premiums to market one week and four weeks prior to announcement for all transactions were 20.4% and 21.5%, respectively. Of the seventy transactions, eight had been withdrawn. The median premiums to market one week and four weeks prior to the announcement for the sixty-two transactions that were consummated or pending were 18.7% and 22.5%, respectively. Salomon Brothers also reviewed separately the nine transactions since 1995 included in the group of seventy that involved insurance companies. In those nine transactions, Salomon Brothers determined that the median premiums to market one week and four weeks prior to announcement were 18.5% and 22.3%, respectively. Salomon Brothers used the median premiums in all seventy transactions to the market price one week prior to the announcement of the offer and four weeks prior to the announcement of the offer to derive a reference range for the implied value of the Shares of $40.12 to $40.47. Salomon Brothers also used the median premiums in the nine insurance company transactions to the market price one week prior to the announcement of the offer and four weeks prior to the announcement of the offer to derive a reference range for the implied value of the Shares of $39.48 to $40.74. Salomon Brothers noted that these calculations used the market price of $33.31 of the Shares as of October 28, 1997, which had been affected by the previous announcement by Orion of its offer valued at approximately $34.00 per share. Salomon Brothers noted that the $36.00 offer price would be higher than the range (approximately $34.00 - $35.00 per share) that would be established using these median premiums against the price one week prior, and four weeks prior, to September 18, 1997, the date on which Orion announced its proposed offer.

          Merger Consequences Analysis. Salomon Brothers also performed an analysis of the effect on Orion's estimated 1998 EPS of the Transaction. Salomon Brothers noted that, at a deal price of $36.00 per share and taking into consideration the mean First Call estimates as of October 22, 1997 of Guaranty's estimated 1998 EPS, as well as the slightly higher estimates for 1998 EPS of management of Guaranty, both with and without the effect of the anticipated acquisition of Unisun, which is anticipated to be accretive to Guaranty's 1998 EPS by $0.08, the Transaction is essentially break-even to slightly accretive for Orion's EPS.

          The foregoing summary does not purport to be a complete description of the analyses performed by Salomon Brothers or of its presentations to the Special Committee. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Brothers made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Brothers believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Brothers, without considering all of such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Brothers and its opinion. With regard to the comparable public company analysis and the comparable transaction analysis summarized above, Salomon Brothers selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company or transaction utilized as a comparison is identical to Guaranty, any business segment of Guaranty or the Transaction. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the transaction or public trading value of the Comparable Companies and transactions to which Guaranty, the business segments of Guaranty and the Transaction are being compared. In its analyses, Salomon Brothers made numerous assumptions with respect to Guaranty, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Guaranty. Any estimates contained in Salomon Brothers' analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of Guaranty, the Special Committee, Salomon Brothers or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Brothers' analyses were prepared solely as part of Salomon Brothers' analysis of the fairness of the consideration to be received by the Non-Orion Stockholders in the Transaction and were provided to the Special Committee in that connection. The opinion of Salomon Brothers was one of the factors taken into consideration by the Special Committee in making its determination to recommend that the Board of Directors of Guaranty approve the Merger Agreement, the Offer and the Merger.

          Salomon Brothers is an internationally recognized investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Salomon Brothers to act as its financial advisor on the basis of Salomon Brothers' international reputation and Salomon Brothers' familiarity with Guaranty following its service to the Special Committee as constituted in 1996 to consider Orion's partial tender offer. Salomon Brothers had previously rendered investment banking and financial advisory services to the Special Committee in that connection, for which Salomon Brothers received customary compensation. In addition, in the ordinary course of its business, Salomon Brothers may trade the debt and equity securities of both Guaranty and Orion for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


          As noted under the caption "SPECIAL FACTORS - Determination of the Special Committee; Approval of the Guaranty Board of Directors," the fairness opinion of Salomon Brothers was only one of several factors considered by the Special Committee in determining to approve the Merger Agreement, the Offer and the Merger. The amount of consideration payable in the Transaction was determined by arms'-length negotiations between Orion and the Special Committee, in consultation with their respective financial advisors and other representatives, and was not established by such financial advisors.


Item 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

          Pursuant to the Engagement Letter, Guaranty will pay Salomon Brothers the following fees: (a) $50,000, payable upon Guaranty's execution of the Engagement Letter (which has been paid); plus (b) an additional fee of $600,000, which became payable upon Salomon Brothers' delivery of its fairness opinion (which has not yet been paid); plus (c) an additional fee of $300,000, which is payable upon the consummation or termination of the Offer. Guaranty has also agreed to reimburse Salomon Brothers for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of its counsel) and to indemnify Salomon Brothers against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

          Except as described above, neither Guaranty nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.


Item 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

          (a) No transactions in Shares have been effected during the past 60 days by Guaranty, or, to the best of Guaranty's knowledge, by any executive officer, director, affiliate, or subsidiary of Guaranty.

          (b) Guaranty believes that Guaranty's executive officers and directors, who own Shares, presently intend to tender such Shares pursuant to the Offer.

          Guaranty's officers and directors may change their determination as to whether or not they intend to tender Shares in the Offer, at any time prior to the termination date of the Offer.


Item 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

          (a) Except as described in Items 3 and 4 of this Schedule 14D-9, Guaranty is not now engaged in any discussions or negotiations in response to the Offer which relate to, or would result in, (i) an extraordinary transaction such as a merger or reorganization involving Guaranty or any subsidiary of Guaranty, (ii) a purchase, sale or transfer of a material amount of assets by Guaranty or any subsidiary of Guaranty, (iii) a tender offer for or other acquisition or securities by, or of, Guaranty, or (iv) any material change in the present capitalization or dividend policy of Guaranty.

          (b) Except as described in Items 3 and 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would otherwise result in one or more of the matters referred to in paragraph (a) of this Item 7.


Item 8.   ADDITIONAL INFORMATION TO BE FURNISHED

          On September 18, 1997, an action was filed in the Denver District Court, City and County of Denver, Colorado, entitled Eugenia Gladstone Vogel v. Guaranty National Corporation, Orion Capital Corporation, Tucker Hart Adams, W. Marston Becker, Vincent T. Papa, Dennis J. Lacey, M. Ann Padilla, James R. Pouliot, Robert B. Sanborn, William J. Shepherd, Richard R. Thomas and Roger B. Ware. The action challenges the fairness of the offer announced by Orion on September 18, 1997, and seeks an unspecified amount of damages, attorneys fees and injunctive relief. Guaranty believes the complaint to be without merit and intends to contest it.


Item 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -  Agreement and Plan of Merger dated October 31, 1997, between
                  Guaranty National Corporation and Orion Capital Corporation/*/

_________________

/*/Not included in copies mailed to shareholders.

     Exhibit 2 -  Portions of Proxy Statement, dated March 27, 1997/*/

     Exhibit 3 -  Portions of Form 10-K Annual Report for fiscal year ended
                  December 31, 1996/*/

     Exhibit 4 -  Portions of Offer to Purchase, dated November 5, 1997/*/

     Exhibit 5 -  Opinion of Salomon Brothers Inc dated October 30, 1997

     Exhibit 6 -  Letter to Shareholders, dated November 5, 1997

     Exhibit 7 -  Joint Press release issued on October 31, 1997/*/

     Exhibit 8 -  Joint Press release issued on November 5, 1997/*/

     Exhibit 9 -  Shareholder Agreement, dated November 7, 1991, and amendments thereto dated February 2, 1994, March 2, 1995 and June 18, by and among Guaranty National Corporation, Orion Capital Corporation, The Connecticut Indemnity Company, Connecticut Specialty Insurance Company, Design Professionals Insurance Company, Employee Benefits Insurance Company, The Fire and Casualty Insurance Company of Connecticut, Security Insurance Company of Hartford and Security Reinsurance Company (now called Orion Insurance Company) (previously filed as Exhibit
                  10.30 to Guaranty's Amendment No. 2 to Registration Statement on Form S-1, Exhibit 10.49 to Guaranty's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Exhibit
                  10.50 to Guaranty's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and Exhibit 18 to Guaranty's
                  Schedule 14D-9 dated June 19, 1996, respectively, and incorporated herein by reference)/*/

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  November 5, 1997


                              GUARANTY NATIONAL CORPORATION



                              By:/s/ Michael L. Pautler
                                 -------------------------------------------
                                 Michael L. Pautler, Senior Vice President -
                                 Finance and Treasurer